Exhibit 99.1

2018 Corporate Calendar

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today the following corporate calendar for year 20181:

Earnings Releases
25 January 2018 - Group Results for Fourth Quarter 2017
26 April 2018 - Group Results for First Quarter 2018
25 July 2018 - Group Results for Second Quarter 2018
30 October 2018 - Group Results for Third Quarter 2018

A conference call for financial analysts is also planned on the date of each earnings release. Listen only live webcasts of the presentations as well as related materials will be accessible on the Group’s corporate website (www.fcagroup.com).
The Annual General Meeting for the approval of Fiat Chrysler Automobiles N.V.’s 2017 financial statements is scheduled for 13 April 2018.
The 2018 corporate calendar is available on the corporate website (www.fcagroup.com).
London, 13 January 2018

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1 The Calendar is consistent with the Company’s practice of providing quarterly financial information.

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com